UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press Release
30 October 2013

PEARSON NINE-MONTH INTERIM MANAGEMENT STATEMENT

•	Full year guidance reiterated: Adjusted EPS expected to be broadly level with 2012 adjusted EPS of 82.6p under revised IAS 19, before expensing restructuring costs.

•	For the nine months, Sales up 4% at constant exchange rates; up 2% in underlying terms.

•
2013 adjusted operating profit before restructuring charges expected to be lower than in 2012 due to the accounting impact of the Penguin Random House transaction and weak market conditions for college textbooks in North American Education.

•	Restructuring programme on track: full year gross restructuring costs of approximately £150m in 2013 or £100m after cost savings achieved during the year.

Pearson, the world's leading learning company, is today providing its regular nine-month interim management statement.

Pearson increased continuing sales by 4% in the first nine months of 2013, with good growth at International, led by emerging markets, and Professional Education and a resilient performance in FT Group and North American Education.

We are reiterating our previous full-year outlook that adjusted EPS is expected to be broadly level with 2012 adjusted EPS of 82.6p under revised IAS 19, before expensing restructuring costs. For the full year, operating profits will be lower than 2012. Following completion of the Penguin Random House merger on 1 July 2013, we now consolidate our share of Penguin Random House's post-tax profit into Pearson's operating profit. (Previously, Penguin's operating profit was reported before tax.) This accounting treatment reduces Pearson's operating profit by approximately £25m in 2013, but at the EPS level we gain an equivalent benefit through our tax charge.

In addition, we expect education margins to be lower than in 2012 due to lower North American Education margins. While US School sales are proving resilient, lower freshman enrolments and bookstore purchasing have produced a weak trading environment for college textbook publishing. North American margins will also be affected, as previously indicated, by start-up costs associated with new services contracts and by product investment ahead of the implementation of new Common Core standards.

Our restructuring programme - designed to accelerate our shift towards fast-growing economies and digital and services businesses - is on track. We expect to expense approximately £150m of gross restructuring charges in 2013, or £100m after cost savings achieved during the year and we remain on track to deliver full year benefits in line with expectations.

This guidance assumes that the current exchange rate of £1:$1.60 prevails in the fourth quarter. The fourth quarter is always a key selling season in education and consumer publishing.

Pearson's chief executive John Fallon said: "Market conditions remain strong in digital, services and emerging markets, but are more challenging in some of our largest textbook publishing markets. This reinforces the importance of our strategy of accelerated change, so that we can shift more capital and talent more quickly towards these significant growth opportunities. The pace of this restructuring is increasing through the second half of this year and will continue into the first half of 2014. Inevitably, this restructuring carries some short term operational risks, but, overall, it is going very well - and we are confident of the benefits it will bring."

Revenue growth analysis: first nine months of 2013

	Headline	CER	Underlying
North American Education	6%	4%	0%
International Education	3%	4%	5%
Professional Education	7%	5%	8%
Pearson Education	5%	4%	2%
FT Group	0%	(1)%	(2)%
Continuing total*	5%	4%	2%
* Excludes Penguin

Highlights for the first nine months of 2013

In education, our long-term investments in technology, services and emerging markets are enabling us to achieve sustained growth, even in difficult markets for education materials. For our education company as a whole, sales are up 4% in the first nine months of the year.

Our sales in North American Education were up 4% benefiting from the acquisition of EmbanetCompass, good digital growth, later second semester purchasing in higher education and growing demand for broader partnerships with our customers. Market conditions for textbooks have remained weak, however, affected by lower college enrolments, budget uncertainty and the transition to Common Core standards, which is continuing to affect demand for both publishing and state assessments.

Our Higher Education business continues to achieve good growth in online learning platforms and digital homework and assessment programmes (with MyLab registrations up 8% to almost ten million) and sustained demand at course, institution, state and national levels for broader services partnerships which enable us to have a more demonstrable impact on student learning and a more collaborative relationship with our customers. Lower freshman enrolments and tighter inventory management by bricks and mortar retailers continue to result in lower orders for print textbooks. We still expect later phasing of purchasing for the spring semester again this year.

In Assessment and Information, good performances in clinical assessment, student information services and national assessments were offset by disruption in the state assessment market as states prepare for the transition to the new Common Core assessments.

Our School Curriculum business grew slightly despite continued state budget pressures. It achieved the market-leading performance in total new adoptions and made further strides in online learning, particularly at Connections Education.

Sales in International Education were up 4% after nine months. Our digital, services and emerging markets businesses continue to grow well but textbook publishing has remained generally weak. We sustained good momentum in English Language test preparation in China, school services in India, direct delivery and textbook sales in South Africa and private school learning systems in Brazil. Emerging market growth rates accelerated into double digits, boosted by a strong Q3 performance in South Africa, in a year of significant curriculum change, and China. Australia and Japan remained very weak. Tough market conditions in the UK ahead of curriculum and assessment changes were partly offset by market share gains in assessment and higher education.

In Professional Education, sales were up 5%. We continued to grow in Professional Testing, with overall test volumes ahead of last year, benefiting from continued contract wins in public safety certification in Florida and Iowa and sustained good growth at Certiport.

Sales were broadly level at the FT Group. Across print and online, the FT reached its highest circulation in its 125-year history at nearly 629,000, up 5% year on year, with digital subscriptions growing strongly, up 24% to almost 387,000 for the nine months. Advertising remains weak and short-term. Mergermarket continued to grow well, boosted by good renewals at Debtwire and Mergermarket and a strong performance from the Policy and Regulatory Report (PaRR) and our recent acquisition, the Inframation Group. The process to explore a possible sale of Mergermarket is progressing well.

Penguin Random House performed well in the third quarter with a strong publishing performance led by fiction from Dan Brown, Khaled Hosseini and Lee Child; and nonfiction from Reza Aslan and Sheryl Sandberg. As expected, the strength of Random House's Fifty Shades of Grey last year significantly influenced the pro forma comparison with the same period in 2012. The integration process is progressing to plan. The fourth quarter will include new titles from John Grisham, Janet Evanovich, Jamie Oliver, Jennifer Saunders, Patricia Cornwell, Helen Fielding, David Jason and the late Tom Clancy.

Balance sheet. At the start of 2013, Pearson had net debt of £918m. Our 2012 net debt/EBITDA ratio was 0.9x and interest cover was 18.0x. Our 2013 net debt peaked in September at £1.9bn (September 2012: £1.1bn), following the normal seasonal build-up of working capital in the first half of the year. Cash generation in the first nine months was offset by the buyout of minorities at CTI, Maskew Miller Longman, TutorVista and IndiaCan (totalling approximately £0.2bn), tax payments; and payments related to the Penguin Random House transaction.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2012 was £1:$1.59) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first nine months of 2013 was £1:$1.54 (compared to £1:$1.58 in the first nine months of 2012), and the closing rate at the end of September was £1:$1.60).

Throughout this statement, growth rates are given at constant exchange rates (unless otherwise stated). They are based on continuing operations and exclude the impact of currency movements. Underlying growth rates exclude the impact of both currency movements and portfolio changes.

ENDS
For more information:
Simon Mays-Smith/ Charles Goldsmith + 44 (0)20 7010 2310

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

PEARSON plc

Date: 30 October 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary